Exhibit 107

Calculation of Filing Fee Tables

Schedule TO-I

(Form Type)

NexPoint Capital, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$1,255,382.546 (1)	$110.20	$138.34 (2)

Fees Previously Paid	—		—

Total Transaction Valuation	$1,255,382.546 (1)

Total Fees Due for Filing			$138.34

Total Fees Previously Paid			$0.00

Total Fee Offsets			$0.00

Net Fee Due			$138.34

(1)	Calculated as the aggregate book value of 240,029.326 shares in the offer, based on the Net Asset Value Per Share price of $5.30 as of August 18, 2023.
(2)	Calculated at $110.20 per $1,000,000 of the Transaction Valuation.